U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 25, 2013

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Dear Ms. Stout:

The purpose of this letter is to respond to oral comments provided to K&L Gates, LLP and Rafferty Asset Management, LLC on September 24, 2013 regarding the Staff’s recent review of the Direxion Funds (the “Direxion Trust”) Annual Reports on Form N-CSR dated August 31, 2012 and October 31, 2012 and the Direxion Shares ETF Trust’s (the “ETF Trust”) Annual Reports on Form N-CSR dated October 31, 2012.  The Direxion Trust and ETF Trust are referred to herein each as a “Trust” and collectively the “Trusts”.

For your convenience in reviewing the Trusts’ responses, your comments and suggestions are included in bold typeface immediately followed by the Trusts’ response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Reports.

In addition, in connection with this filing, each Trust hereby states the following:

1.
Each Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
Each Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
Each Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trusts’ responses to your comments are as follows:

1.
Form N-MFP is required to be filed on EDGAR monthly within five days after the prior month’s end on behalf of the U.S. Government Money Market Fund (the “Money Market Fund”), a series of the Direxion Trust.  Please confirm whether Form N-MFP has been filed for the periods ended July 31 and August 31, 2013.

The Direxion Trust confirms that Form N-MFP was filed with the SEC on behalf of the Money Market Fund for the periods ending July 31, 2013 and August 31, 2013 on August 2, 2013(SEC Accession No. 0001500666-13-000096) and September 4, 2013 (SEC Accession No. 0001500666-13-000109), respectively.

2.
The Trusts’ independent registered public accounting firm’s signature does not appear in the internal control letter filed with each Trust’s respective 2012 Form NSAR-B filings.  Please consider refiling the 2012 Form NSAR-B with the appropriate signatures.

The Trusts note the signature blocks were inadvertently omitted as the result of an EDGAR error from their respective 2012 Form NSAR-B filings.  The Trusts confirm that the corresponding N-SAR-B filings were amended and re-filed on November 19, 2013 (SEC Accession No. 0001325358-13-001481, 0001325358-13-001482, and 0001325358-13-001483) to include the independent registered public accounting firm’s conformed signature.

3.
For the Leveraged Funds of the Direxion Funds and the ETFs of the Direxion Shares ETF Trust (together the “Index Funds”), please discuss supplementally how the 80% investment policies of these funds are consistent with Rule 35d-1 of the Investment Company Act of 1940, as amended, (the “1940 Act”).  In particular, please discuss how each such Fund’s investment strategy to invest in securities that are “economically equivalent” to the securities that comprise its respective index are consistent with Rule 35d-1 of the 1940 Act.

Rule 35d-1 under the 1940 Act states that a fund with a name that suggests a focus on a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the fund’s name.  Each Index Fund tracks an index (either long or short) and has a name that suggests a focus in a particular type of investment, which is to invest in the securities that provide exposure to its respective index.1  Therefore, in accordance with Rule 35d-1, each Index Fund has a policy of investing at least 80% of its assets in securities that comprise the index, or securities that provide exposure to the index.  In addition, for the Funds that employ a leveraged investment strategy (each, a “Leveraged Fund”), such a name indicates not only the type of investments in which the Fund will make, but also the magnitude of leverage being used by the Fund.

__________________________
1           The Commission has stated that Rule 35d-1 would not apply to a term in a fund’s name that suggests an investment objective or strategy rather than a type of investment.  We note that each of the Index Fund’s names may be reflective of an investment strategy that is not subject to Rule 35d-1.  Solely for purposes of this response, however, we have assumed that the Index Funds’ names are subject to the Rule.

A substantial portion of the Index Funds’ assets (well in excess of 80% of each Index Funds’ assets) are invested in securities that are directly contained in each index, or that provide economic exposure to the index.  The former are within the ambit of Rule 35d-1 on its face, and the latter group of investments are also encompassed by the Rule.

The Commission specifically noted that Rule 35d-1 “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket.” In re Investment Company Names, SEC Rel. No. IC-24828 (Feb. 21, 2001)(“Adopting Release”).  Although the term “synthetic instrument” is not defined in the Adopting Release, we believe that it fairly encompasses the types of instruments in which the Index Funds invest to gain long or short exposure to the indexes that they track.  The ability to invest in securities of such indices that are economically equivalent to those of the index, or that provide exposure to the indices in which they track, provides each Fund with less tracking error, and allows the Funds to track their respective indices more efficiently.  We believe that the Index Funds’ compliance with Rule 35d-1 is empirically supported by the fact that the Index Funds, particularly the ETFs, maintain tracking error within acceptable ranges relative to their respective investment objectives, as described in their prospectus. The Funds therefore confirm supplementally that investing in securities that provide exposure to the indices in which they track does not make their names misleading under Rule 35d-1 of the 1940 Act.

We are aware that the Commission has stated, “In determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments.” Id. Whether a name is misleading “depend[s] on all the facts and circumstances, including other disclosures to investors.”  Id.  Again, we believe that the tracking error of each of the Index Funds supports the assertion that the Index Funds’ names accurately reflect those Funds’ investments.  Consequently, the facts and circumstances surrounding the use of the Index Funds’ names establishes that those names are not misleading.

4.
With respect to the Trusts’ derivatives contracts, please indicate whether those contracts contain terms limiting the Funds’ exposure to counterparty risk. An example of such terms might include terms that institute thresholds in which the counterparty would transfer amounts beyond a certain percentage due to a Fund for open swap or other derivative positions into a tri-party account held by the fund’s custodian.

The Trusts note supplementally that all of the Funds have tri-party arrangements, whereby each Fund’s custodian holds any collateral that a Fund is required to pledge to a counterparty pursuant to the Fund’s derivative contract.  Counterparties are also required to pledge and transfer collateral to the Fund’s custodian, as agreed between the parties, if certain thresholds are exceeded.  Counterparties generally require that 20-25% of the initial notional amount of an open derivative contract be placed into a tri-party account for each Fund, which is maintained by the Fund’s custodian.  The initial, or up-front, collateral requirement varies depending on the agreement with each counterparty.  An open derivative contract is marked to market on a daily basis with a determination of an amount due to or from a counterparty. If the amount is due from a counterparty, and a transfer is required, the counterparty delivers the amount to the Fund’s custodian, as agreed between the parties.  If the amount is due from the Fund and a transfer is required, the Fund will place the amount due into the tri-party account held by the Fund’s custodian.  The thresholds for when a transfer will occur range from $0 to $250,000 and are negotiated on an individual basis with each counterparty.

5.
The Staff draws the Direxion Trust’s attention to  FASB 946-210-45-7 and to the Dear CFO Letter issued by the Staff on November 7, 1997 (“Dear CFO Letter”), each of which discuses the presentation of financials for a fund of funds.

(a)
Keeping each of the above-referenced items in mind, please discuss supplementally whether the financial statements of an underlying fund should to be attached to a Fund’s financial statements.  The Staff notes for example, that the Money Market Fund has been entirely invested in the Goldman Sachs Financial Square Federal Fund. In light of the above-referenced items, please otherwise clarify whether an underlying fund’s financials will be included in a Fund’s financial statements.

(b)
Again, keeping each of the above-referenced items in mind, for a Fund that invests significantly in another fund, please state specifically in such a Fund’s prospectus the other funds in which the Fund will invest, if such investments are expected to be greater than 25%. The Staff notes that this comment is consistent with a comment recently received by the Direxion Trust on behalf of the Dynamic HY Bond Fund on July 26, 2013.

The Direxion Trust notes that FASB 946-210-45-7 states that, “Fund management shall consider if an investment in a single underlying fund is so significant to the fund of funds as to make the presentation of financial statements in a manner similar to a master-feeder fund more appropriate.” (Emphasis added.) In addition, the Dear CFO Letter states that:

When a top tier fund has a significant amount of its portfolio invested in a single underlying fund or owns a controlling interest in an underlying fund, registrants should consider providing additional financial information to shareholders.  For example, if the top tier fund has a significant portion of its portfolio invested in an underlying fund, the top tier fund should consider accompanying its financial statements with those of the underlying fund. (Emphasis added.)

After due consideration, the Trust does not believe that it is necessary to include the financial statements of the underlying funds in the Trust’s financial statements.  The FASB provision provides general discretionary guidelines that the Trust views to be more appropriate in the context of a traditional master-feeder relationship in which both the master fund and the feeder fund are affiliated, and thus have the ability to compel the cooperation of the underlying fund (pursuant to participation agreements generally entered into between master and feeder funds) with the inclusion of financial information in the Financial Statements of the acquiring fund.   In addition, the Dear CFO Letter provides a useful expression of Staff views. It does not, however, have the force of statute or rule.  Furthermore, we are aware of the Staff’s guidance contained in IM Guidance 2013-07, which relates to the necessity of a BDC to include the financial information of unconsolidated subsidiaries in the BDC’s financial statements.  We note that this guidance applies only to investments in “subsidiaries,” which is defined, as pertinent here, as a controlled affiliate.  Given the lack of a controlling investment by the Trust in any of the underlying funds, we believe that this guidance also is inapplicable to the Trust. As a consequence, the Trust does not believe the Funds are required to include the financials of any uncontrolled or unaffiliated underlying funds in which they invest in their financial statements. However, the Trust confirms supplementally that going forward they will indicate in their financial statements that the financial statements of any such uncontrolled or unaffiliated underlying fund are publicly available on EDGAR.

With regard to the prospectus disclosure referenced in Comment 5(b) above, the Direxion Trust notes that there is currently no statutory or rule-based provision requiring prospectus disclosure of the specific identities of an unaffiliated underlying fund in which a Fund may invest. The Trust confirms supplementally, however, that it will make a Fund’s disclosure of its potential investments in any underlying funds, including money market funds, more prominent in their prospectus disclosure on a going forward basis, consistent with the prospectus disclosure included for the Dynamic HY Bond Fund in response to the comment received by it from the Staff on July 26, 2013.

6.
The Staff notes that the Dynamic HY Bond Fund invests significantly in unaffiliated underlying funds. Please discuss supplementally whether the comparison of the management fees provided in the “Approval of the Investment Advisory Agreement” section of the Annual Report included a comparison of the Fund’s management fees to other funds of funds.  In particular, please discuss the justification for the Fund’s higher fees as compared to the other funds included in the comparison.

The Direxion Trust notes that, as discussed in the Dynamic HY Bond Fund’s prospectus, the Fund is unlike other high yield bond funds because it is designed to provide shareholders with the ability to engage in frequent purchases and redemptions, rather than being “buy and hold.”  At times, particularly in instances in which the assets of the Fund are reduced due to significant redemption activity, this special focus may require the Fund to invest in various types of highly liquid instruments that provide indirect exposure to high yield bonds, including investments in high yield bond investment companies.  Although the HY Bond Fund may have significant exposure to these investment companies from time to time, it is not managed as a fund of funds.  Due to the significant investor activity that the HY Bond Fund experiences, specific experience is required to manage the fund and there are few funds that are directly comparable to it, despite the similarity of the Fund’s investment strategy to those of other high yield bond funds.  The Board considered a comparison of fees of other high yield funds, which included funds that utilized various types of derivatives to achieve their investment objective.  The Direxion Trust confirms supplementally that funds that the Adviser deemed to be similar to the HY Bond Fund were included in the comparison of fees, and that these funds (which did not include funds of funds) were used as a basis of comparison for the Fund’s management fee.  The Trust also notes that the Board considered that the HY Bond Fund’s net expense ratio was reduced effective as of September 1, 2013. The Trust has attempted to further enhance the description of the Board’s considerations in its Approval of the Investment Advisory Agreement disclosure in its most recently filed annual shareholder report.

7.
For the Dynamic HY Bond Fund, a series of the Direxion Trust, please explain how the Fund has the ability to meet its 80% test, which is prescribed under Rule 35d-1 of the 1940 Act, given that the Fund may invest significantly in credit default swaps.  Please clarify how this type of investment is consistent with the Fund’s strategy to primarily invest in high yield bonds.

The Direxion Trust notes that it has previously responded to this comment and refers to the Staff to Post-Effective Amendment No. 140 to the Fund’s Registration Statement on Form N-1A filed with the SEC on September 24. 2013 (Accession No. 0001193125-13-376246).

For the Staff’s convenience, the Direxion Trust has included the prior response below:

In response to the SEC’s comment, the Trust has revised the Fund’s investment strategy to remove credit default swaps from its 80% test. As a result, the Fund may not invest greater than 20% of its assets in credit default swaps.

8.
In the Notes to the Financial Statements, for the Money Market Fund, please clarify whether the Advisor’s recoupment of waived expenses is tied to the Money Market Fund’s yield or expense ratio.  Please also clarify whether the Advisor is able to recover these waived expenses for the three previous years if the yield provided to its investors maintains a level of 0.50% or 1.00%, as the amount presented in each of the Money Market Fund’s Annual Report and Prospectus is inconsistent.  Furthermore, please confirm how the Direxion Trust intends to correct the incorrect document.

The Direxion Trust notes that the Advisor’s recoupment of previously waived expenses is tied to the Money Market Fund’s yield.  The Direxion Trust further notes that the Advisor may recoup any such waived fees and/or reimbursed expenses within three years provided that such recoupment does not cause the Fund's seven-day yield to fall below 1.00%.  The Direxion Trust confirms that the amount presented in the Annual Report is incorrect and that the Direxion Trust will ensure this disclosure in the Annual Report is correct going forward.

9.
Please clarify whether the Advisor is recouping previously waived fees for any series of the Direxion Trust, other than the Money Market Fund.  If so, please disclose the Advisor’s recoupment of previously waived fees for the applicable Funds.

The Direxion Trust confirms supplementally that the Advisor is not recouping any previously waived fees for any Fund that is part of the Direxion Trust.  The Trust notes that under the terms of its Operating Services Agreement, the Adviser cannot contractually recoup any amounts from any Fund that is a series of the Direxion Trust, other than from the Money Market Fund.

10.	Please note that it is best practice to disclose the 7-day yield at year-end for any money market fund that is included on a Fund’s Schedule of Investments.

The Trusts note that going forward, the 7-day yield of a money market fund that is held by one of the Funds in the Trusts at year-end will be disclosed on the respective Fund’s Schedule of Investments.

11.
Please confirm that the joint insured fidelity bond filed on Form 40-17G contains a statement indicating the amount of a single insured bond for which each Trust would have provided, had the Trusts not been named as an insured under a joint bond.  If such statement has not been included, please confirm that it will be included in future reports.

The Trusts recently filed Form 40-17G on November 15, 2013 (SEC Accession No. 0000894189-13-006290). The Trusts confirm that the filing contains a statement indicating the amount of the single insured bond each Trust would have provided, had the Trusts not been named as insureds under the joint bond.

12.
In the “Growth of a Hypothetical $10,000 Investment” chart in the Performance Summary for the Direxion Indexed Commodity Strategy Fund, Direxion/Wilshire Dynamic Fund and Direxion Indexed Managed Futures Strategy Fund, please note that the line graph should begin below $10,000 if a Fund class charges a sales load.

The Direxion Trust will correct the Growth of a Hypothetical $10,000 Investment chart (the “Chart”) going forward to reflect front end sales loads for its Class A shares for the Direxion Indexed Commodity Strategy Fund, Direxion/Wilshire Dynamic Fund and the Direxion Indexed Managed Futures Strategy Fund.  The other share classes of the Funds do not have a front end sales load.  Additionally, if a Fund has been operating for less than one year, such a Fund will reflect the contingent deferred sales load for the Class C shares in the Chart.

13.
Please confirm that the Direxion/Wilshire Dynamic Fund is in compliance with its principal investment strategy to follow a traditional asset allocation model, which allocates approximately 60% of the Fund’s total assets to equity securities and 40% to fixed income securities, with a tactical overlay to increase or decrease the Fund’s risk exposure based on the Subadviser’s outlook for the market, as described in the Fund’s Prospectus.  Note that, as of the date of the Fund’s Annual Report, the Fund was invested in other mutual funds and money market funds.  Please confirm supplementally that the Fund is in compliance with its principal investment strategy as of each quarterly and annual fiscal period end.

The Direxion Trust notes that the second paragraph of the Fund’s investment strategy describes the manner in which the Fund implements it investment strategy, which includes investment in other mutual funds.  The Direxion Trust has included that disclosure below for the Staff’s reference (emphasis added):

The Adviser will implement these strategies for the Fund through the use of financial instruments, including futures contracts; options on securities, indices and futures contracts; equity caps, floors and collars; swap agreements; forward contracts, repurchase agreements and reverse repurchase agreements (collectively, “Financial Instruments”), to maximize the Fund’s risk-adjusted return.  The equity portion of the Fund is comprised of common stocks, preferred stocks, convertible securities and warrants of U.S. and foreign issuers, including small- and mid-capitalization companies and open- and closed-end investment companies, exchange-traded funds (“ETFs”) and Financial Instruments that provide exposure to U.S. and foreign equity indices.  The fixed income portion of the Fund’s portfolio is comprised of high-quality fixed income securities, (including investment-grade bonds and debt securities issued by U.S. and foreign government and corporate issuers) and Financial Instruments.  The Fund may also invest in ETFs and open- and closed-end investment companies to gain exposure to high-quality fixed income securities.

The Direxion Trust further notes that the Fund may invest significantly in cash and/or cash equivalents, such as money market funds, for temporary defensive purposes as described in the Fund’s principal investment strategy.  The Direxion Trust has also included that disclosure below for the Staff’s reference:

In response to market conditions, the Subadviser may recommend that the Adviser rebalance the Fund’s portfolio, use short positions and/or employ leverage in its tactical allocations.  In addition, for temporary defensive purposes, the Fund may invest significantly in cash and/or cash equivalents.

The Direxion Trust confirms supplementally that the Fund has been in compliance with its principal investment strategy as of its quarterly and annual fiscal period end dates.

14.	Please clarify the significance of “Wilshire” in the Direxion/Wilshire Dynamic Fund’s name.

The Direxion Trust confirms that “Wilshire” in the Fund’s name refers to the name of the Fund’s Subadviser.  The Direxion Trust also notes that the Fund is a co-branded product.

15.
On the Direxion Indexed Managed Futures Strategy Fund’s statement of operations, the advisory fee payable appears to be greater than a one month payment.  Please confirm whether this amount is accurate.

The Direxion Trust confirms that the amount is accurate.  The calculation for October 2012 was ($52,693,439*0.95%)/366*31=$42,399.50.

16.
In the Notes to the Financial Statements under “Additional Disclosure about Derivative Instruments” it appears that the Direxion Indexed Commodity Strategy Fund had a large unrealized loss on swaps prior to the Fund’s fiscal year end.  Please confirm whether these swaps were open or closed positions.

The Direxion Trust notes these were closed positions.  The table included in Additional Disclosure about Derivative Instruments is providing information about the change in the unrealized swap contracts.  Thus, the large change was showing that these swap contracts were closed, and the gain realized, during the period ended October 31, 2012.

17.
The Staff notes that the Institutional Class of the Direxion Indexed Commodity Strategy Fund’s net expense ratio is presented in the Financial Highlights as 1.42%, but as 1.26% in the Fund’s Prospectus. Please clarify the discrepancy.

The Direxion Trust notes that the discrepancy is due to a change in the Operating Services Fee, a contractual fee paid to the Advisor for expenses of the Fund.  The Fund’s contractual fee was reduced from 0.39% to 0.15% effective February 1, 2012.

18.
The Evolution Managed Bond Fund, Evolution All Cap Equity Fund, Evolution Market Leaders Fund, and Evolution Alternative Investment Funds’ gross and net expense ratios in the Prospectus do not tie to the Financial Highlights in the Funds’ Annual Report.  The Staff notes that the gross and net expense ratios would be expected to tie together if there is no change in management’s contractual expense agreement. Please confirm whether a correction needs to be made to the Funds’ Annual Report.

The Direxion Trust notes that two contractual fee reductions occurred in the Evolution Managed Bond Fund, the Evolution All Cap Equity Fund, the Evolution Market Leaders Fund and the Evolution Alternative Investment Fund.  Both contractual fee changes were effective on December 29, 2011.  The Advisor contractually agreed to waive 0.20% of the investment advisory fee and to reduce the Operating Services Fee (discussed in Item 18) by 0.08%.  Therefore, the Direxion Trust does not believe a correction needs to be made to the Annual Report. In addition, the Direxion Trust notes that these Funds were liquidated as of August 28, 2013.

19.	With respect to the Funds’ Return of Capital, please confirm that the Funds are in compliance with Rule 19a-1.

The Trusts confirm they are in compliance with Rule 19a-1.

20.	In the footnote regarding derivatives for the Direxion Daily Semiconductor 3X Bull Shares, please explain the reasons the Fund had a negative maximum credit risk expiration.

The ETF Trust notes that the correct amounts for the Deutsche Bank AG London swap contracts are $8,652,196, and $7,735,804 for the maximum credit risk exposure. Accordingly, the Trust confirms that the Fund did not have a negative maximum credit risk expiration.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds
Direxion Shares ETF Trust

/s/  Eric W. Falkeis

Name: Eric W. Falkeis
Title:  President

cc:           Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC